Cisco Systems, Inc.
170 West Tasman Drive San Jose, CA 95134-1706

Direct: 408 526 4000 FAX: 408 526 4100 www.cisco.com

February 28, 2007

Barbara C. Jacobs

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended

July 29, 2006

Filed September 18, 2006

File No. 000-18225

Dear Ms. Jacobs:

On behalf of Cisco Systems, Inc., a California corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated January 24, 2007.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

1. We note your response to prior comments two and three of our letter dated December 21, 2006. Please expand your qualitative materiality analysis to address the investor sentiment evidenced by the state initiatives identified in prior comment three. Please note, in this regard, that the fact that activities in or relating to terrorist-sponsoring states are conducted pursuant to appropriate government licenses does not necessarily eliminate reputational risk that may result from factors such as the investor sentiment evidenced by the state initiatives.

Response:

As requested, the Company hereby supplements the materiality analysis contained in the Company’s response letter dated January 17, 2007 (the “Prior Response”). Based on an assessment of both qualitative and quantitative factors, the Company respectfully submits that it believes its extremely limited operations and contacts relating to Syria are not material. The Company further believes that neither those operations and contacts nor any potential associated reputational risk constitute a material investment risk to its security holders, and that these activities do not have a material impact on its reputation or share value. In reaching these

Barbara C. Jacobs

Securities and Exchange Commission

February 28, 2007

conclusions, the Company is cognizant of the fact that certain states and state agencies have adopted legislation or guidelines with respect to investment in companies that do business with and in selected countries, as described in the Staff’s prior comment three.

In reaching the conclusions stated above, the Company considered several factors, such as those discussed in the Company’s Prior Response. Such factors include:

•

Public Availability of Information. As noted in the Prior Response, information about the possibility of exporting Cisco Products to Syria appears on the Company’s publicly available website. In addition, information about each of the two Cisco Networking Academies located in Syria, and the nature of the Cisco Networking Academy Program, is found on the Company’s website. Therefore, while the Company has not included information about its activities relating to Syria in its SEC filings on the basis noted in the Prior Response, there is publicly available information about the Company’s operations and contacts relating to Syria. This information has not resulted in any adverse investor sentiment.

•

Investor Sentiment. The Company is committed to listening to its investors and endeavors to be attentive to investor sentiment regarding the Company and its reputation and image. The Company is not aware of any investor inquiries regarding its operations and contacts related to Syria, or of any negative impact on its share value or reputation that has resulted from its limited operations and contacts related to Syria.

•

Nature of Operations and Contacts. The products provided by the Company to customers in Syria are standard Cisco products that the Company believes help create participatory architectures, drive the global expansion of information availability and promote individual expression. Also, the Company believes that the Cisco Networking Academies, one of which is run by the United Nations Relief and Works Agency for Palestine Refugees in the Near East, have positive reputational value.

•

Legal Compliance. The Company has a robust, worldwide export compliance program. All sales by the Company’s subsidiary, Cisco Systems International B.V., to end users in Syria have been pursuant to valid export licenses granted by the Bureau of Industry and Security, recently pursuant to the General Order Implementing Syria Accountability and Lebanese Sovereignty Act of 2003. Further, the Company believes that its sales to customers in Syria not only comply with the letter but are in the spirit of the policy expressed by these export regulations.

Barbara C. Jacobs

Securities and Exchange Commission

February 28, 2007

•

Quantitative Immateriality. The Company recognized insignificant amounts of revenue from sales to customers in Syria, representing less than 0.004% of the Company’s aggregate revenue for the three-year period from fiscal 2004 through fiscal 2006.

The Company supplementally advises the Staff that it will continue to assess whether the investor sentiment that may be embodied by such legislation and guidelines may have any material impact on the Company, its reputation and shareholders.

2. In your response to prior comments two and three, you describe actions the company would take in the event it determined that resellers have sold products to Syrian end users without proper export control authorization, or on the basis of false documentation. Please tell us whether the company is aware of any such occurrences and, if so, describe them. Please also expand your qualitative materiality analysis to address any such occurrences.

Response:

As stated in our response to prior comments two and three, the Company is committed to maintaining strict compliance with all global export laws and regulations, and has allocated significant resources to develop, implement and maintain a robust export compliance program through which sales transactions are screened.

Like other responsible exporters, we have in the past made appropriate reports to the Office of Export Enforcement of the Bureau of Industry and Security whenever, anywhere in the world, we have determined after investigation that possible violations of U.S. export regulations have occurred. We have also terminated resellers in the past for such activities. We intend to continue our emphasis on export compliance, and to take similar and appropriate steps with respect to any possible violations that may come to our attention in the future.

The Company’s export compliance program is conducted on a worldwide basis. The occurrences of possible unauthorized sales by third parties of which the Company has learned in the past are unrelated to the Company’s minimal operations and contacts relating to Syria. Diversion of products to unauthorized destinations or end users, including Syria or elsewhere, can occur from anywhere in the world, including from the United States, and if such activities come to the attention of the Company, they are reported to the Office of Export Enforcement in accordance with export laws and regulations. All resales to end users located in Syria that were authorized by the Company or with the knowledge of the Company have been made pursuant to valid export licenses. In no case has the Company had any expectation or knowledge that any product would be provided to any end user located in Syria without a valid export license.

Barbara C. Jacobs

Securities and Exchange Commission

February 28, 2007

The Company understands the sentiment of investors who may be concerned about companies having material contacts with Syria. The Company respectfully submits, though, that the diversion of a company’s products by third parties without proper export control authorization, without any involvement of that company, is at most tangentially relevant in analyzing the materiality of that company’s contacts and operations relating to a country. However, the Company believes that if an investor were to include the impact of possible export compliance violations by third parties in its investment analysis, the Company’s robust export compliance program and the appropriate action the Company takes if it becomes aware of such unauthorized activities would be viewed as positive factors.

As requested in your letter dated November 22, 2006, the Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barbara C. Jacobs

Securities and Exchange Commission

February 28, 2007

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 527-4087, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel at (650) 335-7657.

Sincerely,

/s/ Dennis D. Powell

Dennis D. Powell Senior Vice President and Chief Financial Officer

cc:	John T. Chambers, Cisco Systems, Inc.
Jonathan Chadwick, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Daniel J. Winnike, Fenwick & West LLP
Donald McGovern, PricewaterhouseCoopers LLP

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